

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 8, 2018

Lisa A. Conte
Chief Executive Officer and President
Jaguar Health, Inc.
201 Mission Street, Suite 2375
San Francisco, California 94105

>   **Re: Jaguar Health, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed January 31, 2018**
>   **File No. 333-222805**

Dear Ms. Conte:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Chris Edwards at (202) 551-6761 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Donald C. Reinke, Esq.